SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
13 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/17/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roc Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, 9th fl.
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber, Plotzker & Ward, LLP
(Name – *if individual, state last, first, middle name*)

150 E. 58th Street	New York	NY	10155
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12014099

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*ICW 3/24 2A AH 4/02

OATH OR AFFIRMATION

I, Joseph A. Garofoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roc Global Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

LAZO MOLINA YASMIN
NOTARY PUBLIC, State of New York
No. 01LA6174922
Qualified in Nassau County
Commission Expires Oct. 1, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

DGPW

Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Roc Global Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Roc Global Securities, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Roc Global Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Davis, Graber, Plotzker + Ward, LLP

Davis, Graber, Plotzker & Ward, LLP

New York, New York
February 23, 2012

ROC GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:	
Cash	$ 70,833
Prepaid expenses and other assets	9,849
Total current assets	80,682
Security Deposit at Clearing Broker	200,000
Total assets	$280,682

LIABILIITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 8,706
Note payable to related party	120,800
Total current liabilities	129,506
MEMBER'S EQUITY	151,176
Total liabilities and member's equity	$280,682

See accompanying notes to statement of financial condition.

Note 1 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

Roc Global Securities, LLC (the "Company"), was organized on June 1, 2009 ("Formation Date"), pursuant to the laws of the State of Connecticut. The Company is a wholly owned subsidiary of Roc Global Holdings LLC (the "Parent"). On May 17, 2011, the Company was approved by the Financial Industry Regulatory Authority ("FINRA") to commence business operations as a broker-dealer.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by FINRA formerly the National Association of Securities Dealers ("NASD"). The Company is in the businesses of originating and distributing and trading equity-linked securities to investors. The business activities include private placements, acting as an underwriter, participating as a selling group participant and as a broker or dealer selling corporate equity-linked securities and convertible securities.

The Company was inactive prior to the commencement of broker-dealer related activities on May 17, 2011. The Parent organized the Company on the Formation Date and made a cash capital contribution in 2009 that earned interest income through close of business May 16, 2011.

Basis of Accounting

The Company's statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from origination, distribution and advisory activities are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Business and Significant Accounting Policies - continued

Equipment

The Company expenses any computer and office equipment related costs that are individually $500 and below.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax year open for assessments is the period ending December 31, 2011.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Note 1 - Summary of Business and Significant Accounting Policies - continued

Advertising Costs

Advertising and branding related costs are expensed as incurred.

Note 2 – Related Parties

In December 2011, the Company borrowed $120,000 from its Parent under an interest bearing note which matures in December 2012. The note bears interest at 8%, which is payable quarterly.

The amount due to the Parent including accrued interest at December 31, 2011 is reflected as Note payable to related party on the Statement of Financial Condition.

Note 3 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1 for the first twelve months of FINRA membership and 15 to 1 thereafter. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2011, the Company had net capital of $141,327 which was $125,139 in excess of its required minimum net capital of $16,188. The Company's ratio of aggregate indebtedness to net capital ratio was 91.64 to 1 at December 31, 2011.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on fully disclosed basis. Therefore, the Company is not required to make periodic computation of the reserve requirements for the exclusive benefit of customers.

Note 4 – Office Space

On June 27, 2011, the Company entered into a space and service agreement ("Space Agreement"). The Company leases its office facilities on a month to month basis. The Company is required to provide 45 days notice in order to terminate the Space Agreement.

Pursuant to the terms of the Space Agreement, on the one year anniversary date of the commencement of the Space Agreement the monthly base rent can be increased to a negotiated and mutually agreed upon base rent.

Note 5 – Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2011, there were no uninsured amounts.

In August 2011, the Company has an entered into a clearance agreement (the "Clearance Agreement") with one major financial institution (the "Clearing Broker"). The customer securities transactions of the Company are cleared on a fully disclosed basis by the Clearing Broker pursuant to the Clearance Agreement. While the Clearing Broker maintains the responsibility of margining such accounts and determining adequate collateralization, the Company has agreed to indemnify the Clearing Broker for certain losses that the Clearing Broker may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no customer debit balances maintained by the Clearing Broker. Any debit balances relate to customer delivery-versus-payment transactions and, in the normal course of business, would be settled by the Clearing Broker subsequent to year end.

As part of the Clearance Agreement the Company made a security deposit with this Clearing Broker. In addition, the sole owner of the Parent has guaranteed any indebtedness by the Company to the Clearing Broker that is not satisfied by the security deposit up to a maximum of $800,000.

Note 5 – Off-Balance Sheet Risk and Concentrations of Credit Risk -continued

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with one major institutional customer accounted for all of the business activities conducted for the period ended December 31, 2011.

Note 6 - Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 23, 2012, the date the statement of financial condition was available to be issued, and has determined there are no events to disclose.